

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Brandon Dutch Mendenhall
President and Chief Executive Officer
RAD Diversified REIT, Inc.
211 N. Lois Avenue
Tampa, FL 33609

>   **Re: RAD Diversified REIT, Inc.**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 1**
>   **Filed December 30, 2020**
>   **File No. 024-11020**

Dear Mr. Mendenhall:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 1 to Offering Statement on Form 1-A

General

1.   We note that you have adjusted the price four times since your Form 1-A was qualified on November 1, 2019. It does not appear that you filed any offering circular supplements or post-qualification amendments to reflect these price adjustments. Please give us your detailed analysis on whether offers and sales made after the first price adjustment complied with Regulation A and were not made in violation of Section 5.

2.   We note that you have removed your summary risk factor section. Since your risk factor discussion is longer than 15 pages, please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

Results of Operation, page 90

3.   We note your revised disclosure in response to comment 4. You disclose that you have generated $339,862 of revenue as of June 30, 2020; however, you also disclose that you have recognized $319,176 of revenue for the interim period ended June 30, 2020. Additionally, you disclose that you recognized $16,687 in rental revenues for the year ended December 31, 2019; however, according to your financial statements you recognized $67 in revenue. Please reconcile.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ronald (Ron) Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Fanni Koszeg